UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13GA
Under the Securities Exchange Act of 1934

TPG SPECIALTY LENDING, INC.
 (Name of Issuer)

COM Common Stock, $.01 par value
(Title of Class of Securities)

N/A
(CUSIP Number)

12/31/2013
(Date of Event Which Requires Filing of this Statement)
_______________________________________________________________________________
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[*] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

_______________________________________________________________________________
1) Names of Reporting Persons, IRS Identification Nos. of Above Persons:
OTR-Nominee Name for
The State Teachers Retirement Board of Ohio, 31-1312155
_______________________________________________________________________________
2) Check the appropriate box if a member of a group*:  (a) [_]  (b) [_]
_______________________________________________________________________________
3) SEC Use Only
_______________________________________________________________________________
4) Citizenship or Place of Organization
Columbus, Ohio USA
_______________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With
5) Sole Voting Power: 2,649,570
6) Shared Voting Power: 0
7) Sole Dispositive Power: 2,649,570
8) Shared Dispositive Power: 0
_______________________________________________________________________________
9) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,649,570
_______________________________________________________________________________
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*:[_]
_______________________________________________________________________________
11) Percent of Class Represented by Amount in Row (9):  7.16%
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12) Type of Reporting Person: EP
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FOOTNOTES
(1) Includes 0 shares of common stock reserved for issuance upon exercise of stock options which are exercisable as of the date of filing of this
Schedule 13G
_______________________________________________________________________________
SCHEDULE 13G
_______________________________________________________________________________
Item 1

   (a) Name of Issuer
   This Statement on Schedule 13G relates to the shares of Instrument TPG Specialty Lending, Inc.

   (b) Address of Issuer's Principal Executive Offices:
   301 Commerce Street, Suite 3300
   Fort Worth, TX 76102
_______________________________________________________________________________
Item 2

   (a) Name of Person Filing:
   This Statement is filed by
   OTR - Nominee Name for The State Teachers Retirement Board of Ohio

   (b) Address of Principal Business Office:
   The business address of
   OTR - Nominee Name for The State Teachers Retirement Board of Ohio is 275 East Broad Street
   Columbus, Ohio  43215

   (c) Citizenship: Not Applicable

   (d) Title of Class of Securities:
   The securities are shares of COM, Common Stock, $.01 par value

   (e) CUSIP No.:
   The CUSIP Number for the investment is N/A
_______________________________________________________________________________
Item 3  Type of Person Filing:

(a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15USC 78c)
(d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 90a-8)
(e)[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)[*] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

         State Teachers Retirement System of Ohio is an employee benefit plan established for teachers of the public schools of Ohio to provide retirement allowances and other benefits under the terms of Chapter 3307 of the Ohio Revised Code.

(g)[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

________________________________________________________________________________
Item 4  OWNERSHIP

(a) Amount Beneficially Owned:
STRS owns 2,649,570 shares of TPG Specialty Lending, Inc.

(b) Percent of Class:
STRS believes that there are presently 37,026,023 outstanding shares of TPG Specialty Lending, Inc.; therefore, STRS' ownership of 2649570 shares of TPG Specialty Lending, Inc. stock is 7.16% of this class.

(c) Number of Shares As To Which Such Person Has Power:

    (i) Sole power to vote or to direct the vote: 2649570
    (ii) Shared power to vote or to direct the vote: 0
    (iii) Sole power to dispose or to direct the disposition of: 2649570
    (iv) Shared power to dispose or to direct the disposition of 0 shares

________________________________________________________________________________
 Item 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

   If this statements is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five (5) percent of the class of securities, check the following [ ].

_______________________________________________________________________________
 Item 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable
_______________________________________________________________________________
 Item 7 IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not Applicable
_______________________________________________________________________________
 Item 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable
________________________________________________________________________________
 Item 9 NOTICE OF DISSOLUTION OF GROUP

        Not Applicable
_______________________________________________________________________________
 Item 10 CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing the control of the issuer of such securities, and were not acquired in connection with, or as a participant in, any transaction having such purposes or effect.

_______________________________________________________________________________
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   03/12/2014
OTR - Nominee Name for The State Teachers Retirement Board of Ohio 275 East Broad Street
Columbus, Ohio  43215
JOHN D. MORROW
/s/John D. Morrow
.....................
John D. Morrow
Deputy Executive Director, Investments
614-227-8617
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